

THE GREATEST ADVENTURE IS WHAT LIES AHEAD.

JRR TOLKIEN



WELCOME TO THE WILD

AT VOLCON EPOWERSPORTS, WE DESIGN AND BUILD THE WORLD'S MOST EXCITING OUTDOOR ELECTRIC VEHICLES. PERIOD. OUR PASSION FOR POWER AND EXCITEMENT CAN BE FELT IN ALL OF OUR VEHICLES IN ALL KINDS OF DIFFERENT TERRAIN AND USAGES. FROM ROUGH OFF-ROADING TO HUNTING AND FARMING, THE VOLCON LINE OF VEHICLES WILL GIVE YOU THE EDGE YOU NEED TO CONQUER MOST ANYTHING. THE WILD IS CALLING YOU, ANSWER IT WITH A VENGEANCE.





OUR VISION
TO BE THE WORLD'S LEADING ELECTRIC VEHICLE COMPANY FOR OUTDOOR WORK AND PLAY.





OUR TAGLINE

EXPLORE.

ELECTRIC.



THE GREAT OUTDOORS.

IT IS A PLACE TO ESCAPE. TO ADVENTURE. A PLACE TO PUSH YOU TO YOUR LIMITS. AND GET THINGS DONE. AT VOLCON, WE DESIGN AND BUILD THE MOST EXTRAORDINARY ELECTRIC VEHICLES THAT ARE TRANSFORMING THE WAY YOU THINK ABOUT AND EXPERIENCE THE OUTDOORS. FROM HUNTING AND FISHING TO ADRENALINE-SEEKING ADVENTURE AND FARMING, OUR HIGH-QUALITY, USA MADE ELECTRIC VEHICLES ARE DURABLE ENOUGH TO TAKE YOUR JOURNEY OR TASK TO THE NEXT LEVEL. THIS IS THE OUTDOORS LIKE YOU'VE NEVER EXPERIENCED. WE HAVE THE GRIT, PASSION AND DETERMINATION TO MOVE THE WORLD TOWARDS A MORE SUSTAINABLE FUTURE WHERE ALL ADVENTURE IS CLEAN, QUIET AND SAFE. OUR COLLECTIVE MISSION IS TO ENHANCE THE OUTDOOR EXPERIENCE WHILE REDUCING OUR ENVIRONMENTAL FOOTPRINT, SO THAT ADVENTURERS AND WORKERS ALIKE CAN ENJOY THE OUTDOORS WITH PEACE OF MIND. IT'S TIME TO TAKE YOUR JOURNEY TO THE EXTREME. IT'S TIME FOR A VOLCON.





THE MARKET

- GLOBAL VALUE OF THE UTV MARKET IS $7.7 BILLION IN 2017 AND IS EXPECTED TO REACH $14.1 BILLION IN 2025 (CAGR OF 7.8%).
- THE ELECTRIC POWER SEGMENT IS ANTICIPATED TO HAVE THE HIGHEST GROWTH RATE (CAGR OF 14.6%) THROUGH 2025.
- SPORT SEGMENT WAS THE LARGEST IN 2017, WITH 60% MARKET SHARE, AND IS EXPECTED TO REMAIN DOMINANT THROUGH 2025.



WORK.



Volcon brings the most advanced outdoor electric vehicles to the agricultural industry to make everyday work easy and convenient. Highly useful around the farm – carry heavy loads and haul cargo across many acres using our all-terrain, 100% electric UTV's and ATV's. Work will become richer, more pleasurable and more exciting.

PLAY.



If it's hunting, fishing, or just exploring the open land, Volcon electric vehicles enable you to do it all, comfortably and quietly. With minimal noise and maximum capacity, you'll secure your next catch and experience the great outdoors like never before… enjoy the ride while keeping the outdoors clean and quiet.

DOMINATE.



Take your adventure to the next level. With all the torque you need for off-road excursions, Volcon allows you to go further, faster and explore more while being good to nature. Designed with performance and efficiency in mind, our 100% electric, USA made outdoor vehicles will give you the best outdoor experience possible.



WE BELIEVE THAT ELECTRIC IS THE FUTURE OF OUTDOOR ADVENTURE AND WORK.



OUR MISSION

TO BUILD THE HIGHEST QUALITY ELECTRIC VEHICLES THAT ENHANCE THE OUTDOOR EXPERIENCE FOR BOTH THE EVERYDAY WORK ENVIRONMENT AND THE ADVENTURE SEEKER.







OUR PROMISE
TO GIVE PEOPLE THE POWER TO EXPERIENCE THE OUTDOORS LIKE NO OTHER.



OUR VOICE

WE ARE AUTHENTIC, PASSIONATE, BOLD, CONFIDENT, ENTHUSIASTIC AND COMPASSIONATE.





OUR BRAND ATTRIBUTES

FUN, ADVENTUROUS, PEACE OF MIND, PRIDE OF OWNERSHIP, DURABLE, CRAFTSMANSHIP, VERSATILITY.



THE GRUNT

FEAR NO TRAIL

Available Q1 2021

WHEELBASE: 54"
SEAT HEIGHT: 32"
RANGE: OVER 75 MI
IP67 WATERPROOF DRIVE TRAIN
HOT SWAPPABLE BATTERY
SUSPENSION ADJUSTMENT
HIGH TORQUE
MOTOR: 5 KW
BATTERY: 2 KW, 2KW SPARE





With intricate craftsmanship, serious torque and nimble handling, the GRUNT effortlessly navigates diverse terrain and inclement weather so you can get to your next stop with ease. Swappable batteries means less time charging and more time on the road. Feed your desire to explore with the GRUNT.



THIS IS GOING WILD

Available Q2 2021



WHEEL BASE: 88"
HEIGHT: 77"
RANGE: OVER 100 MILES
WATERPROOF DRIVE TRAIN
HIGH TORQUE
MOTOR: 2 AND 4 WHEEL DRIVE TORQUE
BATTERY: 10 KW, OPTION: 20 KW





A workhorse on the farm and in the wild. The STAG will put a smile on your face while providing you with impressive power, handling and towing capability, so you can transport all the cargo you need with peace of mind. Available in both 2 and 4 wheel drive for continuous traction in even the most unpredictable conditions.



THE BEAST

GO INTO BEAST MODE

Available Q4 2021

WHEEL BASE: 115"
HEIGHT: 77"
RANGE: OVER 150 MILES
IP67 WATERPROOF DRIVE TRAIN
SUSPENSION ADJUSTMENT
HIGH TORQUE
MOTOR: 4 WHEEL DRIVE
BATTERY: 10 KW, OPTION : 20 KW / 30 KW



Unleash your wild side. Designed for peak performance with instant torque and 4x4 capability, the BEAST will take you anywhere you want to go and get you there fast. This is pure adrenaline. With high-performance wheelbases and a range of over 150 miles, there's never been a better time to go electric to take on your next off-road challenge.





WWW.VOLCON.COM



